PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No.04/DIR/669

Jakarta, June 11, 2004

File Number : **82-34694**

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	Financial Statement of PT Bank Buana Indonesia Tbk.	March 30, 2004
2.	Proof of Publication	April 08, 2004
3.	Disclosure Information of Certain Shareholders	April 13, 2004
4.	Result of General Shareholders Meeting	April 27, 2004
5.	Plan to Hold an Extraordinary General Shareholders Meeting	June 01, 2004
6.	Information Disclosure that has to be Announced to Public	June 01, 2004
7.	Disclosure Information of Certain Shareholders	June 02, 2004
8.	Disclosure Information of Certain Shareholders	June 07, 2004

** Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

dlw 6/17

2. Mrs.....

PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Jimmy Kurniawan Laihad　　　Eddy Muljanto

File Number :
82-34694

Attachment 1/8

No.04/DIR/246

Jakarta, March 30, 2004

Indonesia Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr. Wahidin No.1
Jakarta

Re: Financial Statement of PT Bank Buana Indonesia Tbk.

Dear Sir/Madam,

In line with Bapepam's Rule No. X.K.2 on obligation to submit Financial Statement periodically, Attachment of Head of Bapepam's Decision No. Kep-80/PM/1996 dated January 17, 1996, please find enclosed Audited Financial Statement of PT Bank Buana Indonesia Tbk. with Independent Auditor's report for year ended on December 31, 2003 with comparative figures for 2002 and 2001.

The said Financial Statement has been audited by an Independent Public Accountant, Prasetio, Sarwoko & Sandjaja (Ernst & Young) with report No. RPC-1788 dated March 29, 2003.

In relation to the above regulation and in accordance to the Decision of the Head of Capital Market Supervisory Board No. Kep-40/PM/2003 dated December 22, 2003 regulation No. VIII.G.11 on Board of Directors' Responsibility on Financial Statement, we are also attaching Board of Director's Statement Letter No. 04/DIR/231 dated March 29, 2004.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Aris Janasutanta Sutirto   Eddy Muljanto

File Number :
82-34694

Attachment 2/8

No.04/SHM/320

Jakarta, April 8, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re: Proof of Publication

Dear Sir/Madam,

With reference to our Letter No.04/DIR/205 dated March 16, 2004 on Plan to Hold a General Shareholders Meeting PT Bank Buana Indonesia Tbk. and No.04/DIR/356 dated April 2, 2004 on Change in Extraordinary General Shareholders Meeting Agenda, please find enclosed proof of notification publication on the matter above decision that has been published on 2 Daily Morning Newspapers, Bisnis Indonesia and Media Indonesia on April 8, 2004.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 2/8

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
ANNUAL SHAREHOLDERS MEETING
AND
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Annual Shareholders Meeting and Extraordinary General Shareholders Meeting ("Meeting"), which is going to be held on:

Day/Date	: Friday/ April 23, 2004
Time	: 10:00 AM – finish
Venue	: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta 10350

With the following agenda:

A. Annual Shareholders Meeting (AGM)

1. To approve on the bank's Annual Report for the fiscal year ended December 31, 2003 and get an authorization on the bank's Financial Statement for fiscal year ended December 31, 2003.
2. To ratify the use of proceed of net income for fiscal year ended December 31, 2003.
3. To appoint Public Accountant who would audit the bank's Financial Report for fiscal year 2004 and give decision on remuneration and other qualifications as a result of the appointment.
4. To discharge and appoint the members of the Board of Directors for the period of 2004-2007.
5. To ratify the Board of Commissioners and Board of Directors remuneration.

B. Extraordinary General Shareholders Meeting (EGM)

"Amendment of Paragraph 4, Paragraph 12 section 5(b) and section 11, Paragraph 21 section 5, Paragraph 26 section 2, Paragraph 27 section 3 of the Banks Article of Association".

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of April 7, 2003 at 4:00 PM.

File Number :
82-34694

Attachment 2/8

3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta 10340, phone (021) 3900645, 3905920, 3140032.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. Annual Report contains the Bank's Balance Sheet and Income Statement for the fiscal year ended December 31, 2003, could be attained from the Bank by submitting a written request starting from the date of this notification.
9. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, April 8, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

Attachment 3/8

No. 04/SHM/339

Jakarta, April 13, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that Mr. Soetadi Limin, Commissioner of PT Bank Buana Indonesia Tbk. has sold his Bank Buana's shares with detail as follows:

1. Name	: Soetadi Limin
Address	: Jln. Alam Asri I TK 41 No. 5, Pondok Indah, Jakarta Selatan
2. Total Shares Sold	: 200,000 shares
3. Price Share Purchased	: Rp.725.-
4. Date of Transaction	: April 07, 2004
5. Purpose of Transaction	: Cash Money

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

No.04/DIR/413

Attachment 4/8

Jakarta, April 27, 2004

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
<u>Jakarta 10210</u>

<u>Re: Result of General Shareholders Meeting</u>

Dear Sir/Madam,

With reference to our letter No.04/DIR/205 dated March 16, 2004 on Plan to Hold a General Shareholders Meeting and No.04/DIR/356 dated April 2, 2004 Amendment in Extraordinary General Shareholders Meeting Agenda, we would like to inform you that the Annual General Shareholders Meeting (AGM) and Extraordinary General Shareholders Meeting (EGM) has been held on April 23, 2004 at Bank Buana Wahid Hasyim Building, Meeting Room 5th Floor, Jl. Wahid Hasyim No. 89, Jakarta with the following decisions:

A. Annual General Shareholders Meeting (AGM):

1. **First Agenda**
   Approves the Bank's Annual Report for fiscal year ended December 31, 2003 and authorization on the Bank's Financial Statement for fiscal year ended December 31, 2003. In addition, releases conduct on the Board of Commissioners and Board of Directors on their management and supervisory fiscal year of 2003 with the understanding that their actions have been disclosed on the Bank's Annual Report.

2. **Second Agenda**
   a. Ratifies the use of proceed of net income for fiscal year of 2003 for Rp 221,852,227,021.- (Two Hundred Twenty One Billion Eight Hundred Fifty Two Million Two Hundred Twenty Seven Thousand Twenty Rupiah) with the following breakdown:

      (i) Total of Rp 66,555,600,000.- (Sixty Six Billion Five Hundred Fifty Five Million Six Hundred Thousand Rupiah) would be distributed as Cash Dividend proportionally to all Shareholders with the composition as follows:

Total……

- Total of Rp 42,195,723,339.- (Forty Two Billion One Hundred Ninety Five Million Seven Hundred Twenty Three Thousand Three Hundred Thirty Nine Rupiah) or Rp 11.35 (Eleven Point Thirty Five Rupiah)/share had been distributed as Dividend Interim on November 4, 2003.

- Total of Rp 24,359,876,661.- (Twenty Four Billion Three Hundred Fifty Nine Million Eight Hundred Seventy Six Thousand Six Hundred Sixty One Rupiah) or Rp 4.88 (Four Point Eighty Eight Rupiah) per share would be distributed as Final Dividend 2003 proportionally to Shareholders after obtaining an approval from the authorized institution. Dividend distribution schedule and procedure would be notified afterward.

(ii) Total of Rp 5,000,000,000.- (Five Billion Rupiah) would be reserved as a general reserved.

(iii) Total of Rp 150,296,627,021.- (One Hundred Fifty Billion Two Hundred Ninety Six Million Six Hundred Twenty Seven Thousand Twenty One Rupiah) would be placed as a retained earnings.

b. Authorize Board of Directors to do proper action for the disbursement of Cash Dividend to Shareholders that includes making announcement publication on Dividend Payment Regulations and schedules.

3. Third Agenda

Approves the reappointment of Independent Public Accountant Prasetio, Sarwoko & Sandjaja to do the audit on the Bank's Financial Report for fiscal year 2004 and give an authority to the Board of Directors to sign any working contract agreement and to determine the fee and other conditions in relation to the appointment.

4. Fourth Agenda

a. Approves the appointment of Mr. Ishak Sumarno as the new member of Board of Directors for period 2004 – 2007. Therefore the management team of the Bank is as follows:

Board of Commissioners

Chairman	: R. Rachmad
Commisioner	: Lukito Winarto
Commisioner	: Wimpie Wirja Surja
Commisioner	: Soetadi Limin

Board ......

Board of Directors

President Director	: Jimmy Henricus Kurniawan Laihad
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Director	: Safrullah Hadi Saleh
Director	: Ishak Sumarno
Director of Compliance	: Soehadie Tansol

5. **Fifth Agenda**

Authorize the Board of Commissioners to determine the Board of Directors' remuneration and/or other benefits and authorize PT Sari Dasa Karsa as a Majority Shareholder to determine the Board of Commisioners' remuneration and/or other benefits, starting on May 2004 until the next Annual General Shareholders Meeting in 2005 with the condition that the Board of Commisioners' remuneration would be decided at the Board of Commisioners' meeting and shall be reported to the Shareholders.

B. Extraordinary General Shareholders Meeting (EGSM)

1. Approves the Amendment of Clause 4 section of Article of Association from Rp 1,800,000,000,000.- (One Billion Eight Hundred Million Rupiah) to Rp 4,500,000,000,000.- (Four Billion Five Hundred Million Rupiah), and increment two Clauses, 7 and 8, on Shareholders Obligation and Regulation on Buy-Back Shares that has been paid in full, Clause 12 section 5(b) and Clause 11 (Duty and Authority of Directors), Clause 21 section 5 (Venue, Notification and Dates of General Shareholders Meeting), Clause 26 section 2 (Amendments on Banks' Article of Association) and Clause 27 section 3 (Merger and Acquisition) of the Banks' Article of Association.

2. Authorize the Board of Directors' to rearrange all Clauses of Article of Association and declare this agenda in front of Notary Public and take action as deemed necessary.

Please be informed accordingly

Sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

File Number :
82-34694

No. 04/ DIR/ 638

Attachment 5/8

Jakarta, June 01, 2004

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re : Plan to Hold an Extraordinary General Shareholders Meeting

Dear Sir,

In accordance with the Capital Market's Rule No. IX.I.1: Plan and Implementation of the General Shareholders Meeting, the attachment of Head of Capital's Indonesian Capital Market Supervisory Board's Decision No. KEP-60/PM/1996 dated January 17, 1996, we would like to inform you that we plan to hold an Extraordinary General Shareholders Meeting on:

Day/Date	: Monday/ July 19, 2004
Time	: 10:00 AM – finish
Venue	: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta 10350

With the following agenda:

1. To appoint the new member of the Board of Commissioners and Board of Directors.
2. Amendment of Clause 4, 12, 14, 20, 24 and 27 of the Banks Article of Association.

Enclosed are draft of Information to Shareholders and Notification Publication that would be published on Daily Newspapers accordingly in line with the Bank's Article of Association and the Indonesian Capital Market regulation.

Please.....

File Number :
82-34694

Attachment 5/8

Continued Letter No.04/DIR/638 dated June 01, 2004

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

Attachment 5/8

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invite all Shareholders to attend Extraordinary General Shareholders Meeting ("Meeting") on :

Day/Date	: Monday/ July 19, 2004
Time	: 10:00 AM – finish
Venue	: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta 10350

With the following agenda:

1. To appoint the new member of the Board of Commissioners and Board of Directors.
2. Amendment of Clause 4, 12, 14, 20, 24 and 27 of the banks Article of Association.

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of June 25, 2003 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585 ext. 3401 / 3403 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta 10340, phone (021) 3900645, 3905920.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.

8. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, June 28, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

Attachment 5/8

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that on Monday, July 19, 2004 the Bank would hold an Extraordinary General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on Monday, June 28, 2004, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of June 25, 2004 at 4:00 PM.

All proposals from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 days before June 28, 2004 at the latest.

Jakarta, June 9, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

Attachment 6/8

No. 04/DIR/639

Jakarta, June 1, 2004

Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re: Information Disclosure that has to be Announced to Public.

Dear Sir/Madam,

We would like to report that on Monday May 31, 2004 at UOB Plaza, 80 Raffles Place, Singapore Sales and Purchase Agreement (SPA) between UOB International Investment Private Limited (UOB), a subsidiary company of United Overseas Bank Limited – Singapore and members of Bank Buana Shareholders has been signed. This transaction has been coordinated by PT Sari Dasa Karsa (SDK) being a majority Shareholder of Bank Buana.

According to the signed SPA UOB will take our 23% of Bank Buana's total paid up capital or 1,147,265,760 shares with a purchase price of Sin$ 196 million. This amount has been decided based on Bank Buana's Book Value as of March 31, 2004, which has been audited by an Independent Public Accountant especially for this transaction.

Closing Date will be done after all precedent conditions stated on the SPA have been fulfilled by all related parties. UOB then will become the second largest shareholders in Bank Buana after SDK.

This report is provided in line with the Bapepam's Rule No. X.K.1 on Information Disclosure that has to be announced to Public.

Thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Aris Janasutanta Ishak Sumarno

File Number :
82-34694

Attachment 7/8

No. 04/SHM/493

Jakarta, June 02, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that according to UOB Kay Hian Private Limited's letters No.UOBKHS/DR-SMFS/013/V/05 dated May 31, 2004 and No.UOBKHS/DR-SMFS/014/VI/04 dated June 02, 2004, they have purchased 366,586,808 shares of PT Bank Buana Indonesia Tbk. (BBIA) or approximately 7.35% of Bank Buana's total shares with detail as follows:

1. Name : UOB Kay Hian Private Limited
   Address : 80 Raffles Place
   # 30-01 UOB Plaza I, Singapore 048624

2. Date, volume, and price of transactions (5 last transactions) :

Date of Transaction	Volume of Transactions	Price of Transactions
April 26, 2004	50,000	Rp 675.00
May 24, 2004	236,993,526	Rp 625.00
May 25, 2004	37,453,000	Rp 625.00
May 31, 2004	3,200,000	Rp 675.00
June 01, 2004	150,000	Rp 700.00

3. Purpose of Transaction : Investment

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 8/8

No. 04/SHM/507

Jakarta, June 07, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that according to PT. Makindo Tbk's letters No.079/MKD/BPM/VI/04 dated June 02, 2004, they have sold PT Bank Buana Indonesia Tbk. (BBIA) shares with detail as follows:

1. Name : PT. Makindo Tbk.
   Address : Wisma GKBI – Mezzanine B Floor
   Jl. Jend. Sudirman No. 28, Jakarta 10210
2. Total Shares Sold : 236,993,526 shares
3. Price Share Purchased : Rp.625.-
4. Date of Transaction : April 07, 2004
5. Purpose of Transaction : Realized investment gain as part of asset management activity to gain maximum investment profit.

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro